

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

William A. Mathies
President and Chief Executive Officer
SHG Services, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

**Re: SHG Services, Inc.
Amendment No. 1 to Form S-1
Filed July 15, 2010
File No. 333-167041**

Dear Mr. Mathies:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the consents for independent registered public accounting firms and reference the amendments to the Form S-1.

2. We note your response to comment three from our letter dated June 21, 2010. Please note that we may have additional comments on your revised disclosure describing these events. Please also file your debt commitment letters as exhibits to the registration statement when they are available.

3. We note your response to comment four from our letter dated June 21, 2010 and the revised disclosure on page 55. Please further revise to explain how the aggregate distribution amount to Sun’s stockholders of $13 million to assist with

U.S. federal income taxes was arrived at. We also note your disclosure that the amount of the cash distribution may change. Please revise your disclosure to provide an aggregate and per share range of how much the distribution may change.

4.   We note your response to comment five from our letter dated June 21, 2010. Based on our conversations with the Office of the Chief Accountant of our Division of Corporation Finance and the requirements of Item 303 of Regulation S-K, we continue to believe that you should provide an MD&A discussion for Sabra. Please revise accordingly. To the extent you believe a particular section of Item 303 is not applicable, please provide us with your basis for omitting the disclosure. Furthermore, we note that Sabra does not have any historical operating results; in light of this, please consider including a discussion of your plan of operation for the REIT.

5.   We note that you intend to pursue investments where you provide capital funding to healthcare operators and that you may invest in securities of entities engaged in real estate activities or securities of other issuers. Please provide us with a detailed analysis of how your or your subsidiaries' investment strategy will not require you or your subsidiaries to register as an investment company under the Investment Company Act of 1940. Further, please note that we will refer your response to Rochelle Plesset in the Division of Investment Management for further review. Her phone number is 202-551-6840.

Summary, page 11

Business Segments, page 11

SHG Services, Inc., page 12

6.   You disclose that New Sun will retain ownership of four healthcare properties that are located in Georgia, Maryland, Massachusetts and Wyoming as well as administrative office buildings in Albuquerque, New Mexico. Please provide additional disclosure regarding why New Sun will retain the New Sun Retained Properties and how Sun decided that New Sun would retain these specific properties instead of allowing them to be held by Sabra.

Risk Factors, page 27

7.   Please add a risk factor describing the risks associated with the fact that Sabra will only have six to ten full-time employees. Please also clarify, on page 105, whether such number of employees will include Sabra's executive officers.

The Proposals, page 51

Background and Reasons for the Separation and REIT Conversion, page 51

8.   We note that MTS made multiple presentations to the board of directors of Sun that included possible transaction structures and a discussion of the advantages and disadvantages to Sun of pursuing a spinoff of its real estate assets. Please provide the disclosure called for by Item 4(b) and Item 21(c) of Form S-4. Please also disclose the main advantages and disadvantages that were discussed.

9.   We note your response to comment 29 from our letter dated June 21, 2010 and reissue that comment. Please describe the method of selection of each of the financial advisors.

10.   We note that on February 17, 2010, Sun's board of directors discussed advantages and disadvantages of the alternatives presented to it. Please describe the alternatives presented in greater detail. Please also disclose the main advantages and disadvantages that were discussed. We also note that Sun's board of directors also met independently of management to discuss matters presented at the meeting. Please disclose what occurred at this separate meeting of only board members.

11.   Please disclose the matters incident to the proposed spinoff that the board discussed at the executive session on March 25, 2010. Please also discuss the main advantages and disadvantages that were discussed at this meeting as well as the possible alternative transaction structures. Describe why the board did not pursue the alternative transaction structures and instead chose to pursue this one.

12.   Please disclose the names of the members of the special committee, how they were chosen to be members of the special committee and the duties of the special committee.

13.   Please provide more detailed disclosure regarding each of the telephonic meetings that occurred on May 3, May 5 and May 11, 2010.

14.   Please provide additional detailed disclosure regarding what occurred at the May 6, 2010, Sun board of directors telephonic meeting.

15.   We note that on June 17, 2010, the board also met separately from management and discussed the proposed Separation. Please provide detailed disclosure regarding these discussions.

Management of New Sun, page 56
Management of Sabra, page 61

16.   We note your response to comment 32 from our letter dated June 21, 2010.   In
        light of the fact that Sabra's real estate portfolio will consist of owning
        substantially all of Sun's currently owned real property, and New Sun will be
        leasing those assets from Sabra, please disclose that Messrs. Walters and Foster
        will have actual conflicts of interest in serving on the boards of both companies.
        Also discuss how the actual conflicts of interest will impact their ability to
        participate in board matters with respect to business matters that are significant to
        each company. Finally, we note that you have removed the risk factor which
        addresses the risks that may arise from conflicts of interest that may exist between
        New Sun and Sabra because of their overlapping directors. Please provide us
        with a more detailed description of why you believe this is no longer a material
        risk.

Relationship Between New Sun and Sabra After the Separation and REIT Conversion
Merger, page 65

17.   We note your new disclosure in the first paragraph that, with respect to the
        overlapping directors, "it is not expected that certain information concerning the
        relationship between Sabra and New Sun that will be provided other directors will
        be provided to Mr. Walters or Mr. Foster." Please clarify what type of
        information would not be provided to Messrs. Walters and Foster and how this
        expectation of restricted communication would operate.

Description of Material Indebtedness, page 70

18.   We note your response to comment 38 in our letter dated June 21, 2010. Your
        revised disclosure states that the indebtedness to be incurred by New Sun and
        Sabra will be allocated between them based upon various factors, including the
        ability of New Sun to cover interest payments and maintain lease-adjusted
        leverage similar to Sun's lease-adjusted leverage prior to the Separation, and
        Sabra achieving a leverage ratio in a range consistent with other publicly traded
        real estate investment trusts. Please disclose the range of leverage ratios that is
        consistent with other publicly traded real estate investment trusts. Please also
        update the prospectus prior to seeking effectiveness to disclose the total amount of
        debt that each of New Sun and Sabra then have.

Material U.S. Federal Income Tax Consequences, page 71

U.S. Federal Income Tax Consequences of the Separation, page 72

19.   We have reviewed the draft tax opinion to be filed as Exhibit 8.1, which you
        provided in response to comment two from our letter dated June 21, 2010. In the
        draft tax opinion, counsel opines on the accuracy of the disclosure in the
        registration statement under the section entitled "Material U.S. Federal Income
        Tax Consequences." Please file a legal opinion that opines on the material tax
        consequences of the transactions. In this section and the prospectus summary,
        state that you have received an opinion on the material tax consequences, identify
        counsel and identify the material tax consequences counsel has opined upon.
        Where counsel cannot opine or the opinion is subject to uncertainty, explain the
        reasons why, the degree of uncertainty, and the risks to shareholders.

Distribution and Dividend Policy, page 86

20.   We note your disclosure that Sabra expects to pay distributions in cash in an
        amount equal to approximately 80% of Sabra's funds from operations for each
        quarterly period. Please revise your disclosure to describe how "funds from
        operations" will be calculated for purposes of this distribution policy.

Business of Sabra, page 97

21.   Please provide the disclosure called for by Instruction 3 of Item 14 of Form S-11.

22.   Please define the terms "long-term triple-net leases," "capital appreciation" and
        "acuity level."

23.   Please describe in greater detail why you chose to operate through an umbrella
        partnership structure and the positives and negatives of this structure.

Competitive Strengths, page 102

Experienced Management Team, page 102

24.   You disclose that your management team has extensive healthcare and real estate
        experience. On page 42, however, you disclose that your management does not
        have experience operating a REIT. Please reconcile these two statements.

Ability to Access Capital Markets, page 103

25.   Please provide some examples of your management team's experience in
        successfully accessing both debt and equity capital markets, including who on
        your management team has such experiences.

Proactive Asset Management, page 103

26.   Please disclose how you intend to actively monitor the operating results of skilled nursing and senior housing facilities.

Business Strategy, page 103

Opportunistically Pursue Acquisitions and Diversification, page 103

27.   Please explain what the term "opportunistic acquisitions" means. Please also explain what a life sciences facility is.

Capital Source to Underserved Operators, page 104

28.   Please explain this part of your business in greater detail and revise your disclosure to describe the types of investments you may make that will constitute capital funding for healthcare operators. Please also disclose what percentage of your revenues you expect to earn from this line of business.

Investment and Financing Strategy, page 104

29.   You state that Sabra expects to have access to government agency debt, including Fannie Mae and HUD financing. Please provide us with your basis for this statement and qualify this statement by disclosing how much government agency debt and Fannie Mae and HUD financing you expect to have access to.

Policies of Sabra With Respect to Certain Activities, page 107

Financing Policies, page 108

30.   We note your disclosure stating that you may issue debt or equity securities. Please also disclose whether you may issue senior securities. Please see Item 12(a) of Form S-11.

Sabra Unaudited Pro Forma Consolidated Financial Statements, page 120

Notes to Sabra Unaudited Pro Forma Consolidated Financial Statements, page 124

Note 4 – General and Administrative Expenses, page 125

31.   We note your response to comment 64 from our letter dated June 21, 2010 and your additional disclosure on page 126. Please expand your disclosure to include more detail of the compensation-related amount of expected G&A expense. Specify if this amount includes an estimate for new equity awards for Mr. Matros

to replace the awards that will be terminated for no consideration as part of this transaction.

Management of Sabra, page 179

32.	We note your disclosure that the key experience, qualifications and skills that are expected to be important for persons who will serve on Sabra's board of directors are the same as those applicable to New Sun. Please revise your disclosure for each director and person nominated or chosen to become a director of Sabra, to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for Sabra. Your reference to the disclosure for New Sun is not sufficient. Please see Item 401(e)(1) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 205

33.	We note your revised disclosure that Sun "does not anticipate" that the Separation and REIT Conversion Merger will trigger a change in control. Please revise your disclosure to clearly state whether the Separation and REIT Conversion Merger will trigger a change in control that will cause payment of severance benefits for your Named Executive Officers.

Where You Can Find More Information, page 240

34.	We note that you forward incorporate by reference certain documents to be filed by Sun. As it appears that you are relying on Items 13 and 16 of Form S-4 which do not permit forward incorporation by reference, please tell us why you believe it is appropriate to do so.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc:	Andor D. Terner, Esq.
	O'Melveny & Myers LLP
	Via facsimile: (949) 823-6994